SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                                  E-BAIT, INC.
                  --------------------------------------------
                 (Name of Small Business Issuer in its Charter)


          CALIFORNIA                                    33-0843633
 ------------------------------              ----------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)


2279 Segundo Ct #4, Pleasanton, California                     94588
 --------------------------------------                       --------
(Address of principal executive offices)                     (zip code)


Issuer's telephone number:  (925) 462-6280
                            --------------

Securities to be registered under Section 12(b) of the Act:


         Title of each class                     Name of each exchange on which
         To be so registered                     each class is to be registered


         Common Stock                                  OTC Bulletin Board
         ------------                                  ------------------



Securities to be registered under Section 12(g) of the Act:


-----------------------------------------------------------------------------
                                (Title of Class)


-----------------------------------------------------------------------------
                                (Title of Class)

                                TABLE OF CONTENTS

COVER PAGE                                                                  1

TABLE OF CONTENTS                                                           2

PART I                                                                      3

         DESCRIPTION OF BUSINESS                                            4

         DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES            12

         REMUNERATION OF DIRECTORS AND OFFICERS                             13

         SECURITY OWNERSHIP OF MANAGEMENT / CERTAIN SECURITYHOLDERS         14

         INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS          14

         SECURITIES BEING OFFERED                                           14

PART II                                                                     15

         MARKET PRICE AND DIVIDENDS ON THE REGISTRANTS                      15

         COMMON EQUITY AND OTHER STOCKHOLDER MATTERS                        15

         LEGAL PROCEEDINGS                                                  15

         CHANGES IN AND DISAGREEMENTS WITH ACCOUTANTS                       15

         RECENT SALES OF UNREGISTERED SECURITIES                            15

         INDEMNIFICATION OF DIRECTORS AND OFFICERS                          15

PART F/S                                                                    15

         FINANCIAL STATEMENTS                                       F-1 to F-6
         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES                 F-7 to F-9
         NOTES TO FINANCIAL STATEMENTS                            F-10 to F-12

PART III                                                                    16

         INDEX TO EXHIBITS                                                  16

SIGNATURES                                                                  17

                                     PART I

The issuer has elected to follow Form 10-SB, Disclosure Alternative 2.

Description of Business

The Company is a development stage company. The Company was incorporated in California on February 4, 1999, as "E-Bait Inc.", with authorized capital of fifty million (50,000,000) shares of common stock, par value $0.001 per share

On February 4, 1999, the Company commenced an offering, pursuant to Regulation D of the Securities Act of 1933 (the Act), Rule 504, of up to 238,000 shares of its common stock at a price of $0.50 per share. This offering was conducted in order to raise money for working capital and inventory and was broken down as follows: $4,000 for incorporation and offering related expenses, $20,000 for consulting fees, $35,000 for web site development, $16,000 for legal and accounting fees, $44,000 for working capital and miscellaneous expenses. On March 26, 1999, this offering was completed with all shares being sold and issued for a total of $119,000 being received by the Company. A Form D was filed with the Securities and Exchange Committee on March 29, 1999.

The going opinion of the independent accountant, as disclosed in the Company's Independent Auditors Report attached to part F/S, is as follows:

We have audited the balance sheet of E-Bait, Inc. (a development stage company) as of December 31, 2000 and the related statements of operations, shareholders' equity and cash flows for the year ended December 31, 2000, from February 4, 1999 (inception) through December 31, 1999 and from February 4, 1999 (inception) through December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E-Bait, Inc. as of December 31, 2000 and the results of its operations and its cash flows for the year ended December 31, 2000, from February 4, 1999 (inception) through December 31, 1999 and from February 4, 1999 (inception) through December 31, 2000, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in the Summary of Significant Accounting Policies, the Company has a limited operating history and has suffered significant operating losses for the periods from February 4, 1999 (inception) through December 31, 2000, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in the Summary of Significant Accounting Policies. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The consumer may access the Company over the Internet at the Company's Web site. To access the Company's products, a user simply visits the Company's Web site at http://www.ebait.com or at http://www.e-bait.com

The Company has created and designed a fully functional, interactive e-commerce Internet Web Site. The E-Bait Web site allows the public to purchase fishing lures from several independent lure manufacturers. The Company takes a percentage from each sale for compensation. The Company has an expanded web site content beyond product sales. The web site has news articles fishing tips, message boards and government fishing regulation links (Department of Natural Resources or Department of Fish and Game) to all 50 U.S. States and all Canadian provinces.

Industry Background

In 1998 statistics from a survey conducted jointly by the US Fish And Wildlife Service and the American Sportsfishing Association (ASA) reveal that the economic impact of sport fishing in the United States reached $108 billion in 1996. That figure represents a 36 percent increase since the last such study was conducted in 1991. Fishing is the number 3 outdoor sport in the United States in terms of participation, only behind swimming and bicycling according to the National Sporting Goods Association. Nearly 50 million people 7 years or older went fishing in 1996. That is nearly double the number of participants in golf and four times the number of people that play tennis. This same study revealed that national sales of live bait totaled $1 billion and artificial lures and bait totaled $880 million.

Fishermen, much like golfers, are always looking for that new product that will give them the edge (help them catch the big one). There are several regional fishing lure manufacturers around the country. These manufacturers make high quality products, often hand made. Their sales usually dominate over the national brands in their local markets. Because of limited marketing, the majority of their sales are in a local or concentrated area. The Company provides these manufacturers worldwide exposure over the Internet.

Growth of the Internet

The Internet has grown rapidly in recent years, spurred by developments such as easy-to-use Web browsers, the availability of multimedia personal computers
(PCs), the adoption of more robust network architectures, and the emergence of quality Web-based content and commercial applications. The broad acceptance of the Internet Protocol (IP) standard has also led to the emergence of intranets and the development of a wide range of non-PC devices that allow consumers to access the Internet and intranets.

Much of the Internet's rapid evolution towards becoming a mass medium can be attributed to the accelerated pace of technological innovation, which has expanded the Web's capabilities and qualitatively improved users' on-line experiences. Most notably, the Internet has evolved from a mass of static, text-oriented Web pages and e-mail services to a much richer environment, capable of delivering graphical, interactive multimedia content.

The Internet as a New Medium for Advertising

The rapidly increasing number of Web consumers and the ubiquitous access to the Internet, both in the United States and internationally, have resulted in the emergence of the Web as a new mass medium for advertising.

The proliferation of workstations and personal computers served by local networks has also resulted in the rapid increase in the number of potential recipients of electronically distributed information.

The Web is an attractive medium for advertising because of its interactivity, flexibility, targetability, and measurability. Advertisers can reach audiences and target advertisements to consumers with similar demographic characteristics, specific regional populations, and affinity groups of selected individuals. The interactive nature of the Web enables advertisers to determine customer preferences, using these to initiate ongoing commercial relationships with potential customers. Advertisers can easily change their impression levels, and demographic information concerning consumers can be tracked and reported to advertisers.

The Company has designed its Web site to offer several of different fishing products from two Fishing lure manufacturers. The Company is actively engaged in negotiations with numerous other potential entities that may fit into the Company's plans and moreover the development of the Web site, and furthermore, believes that it has many opportunities to quickly expand its service following its election to become a fully-reporting public company.

Initially, however, the Company has pursued a strategy of maturing, its Web site by offering the products of two manufacturers. The Company intends to expand the number of products and manufacturers available on it Web site after a higher level of usage is achieved. The Company believes that active usage of the Web site has meaningfully accelerated development by identifying problem areas and promoting refinements. Based on marketing and technical evaluation, the Company is currently initiating a commercial strategy that contains electronic commerce and advertising.

Eventually, the Company expects to derive a portion of its revenue from advertising on it Web site. It intends to use "banner" advertisements to allow interested consumers to link directly to the advertisers' own Web site.

The Company has not attempted to sell short-term advertising contracts on its site to date. However once traffic on the site has increased to sufficient numbers to attract advertisers the Company will implement a Banner advertisement on its pagers. Banner advertisements are on a per impression basis or for a fixed-fee based on a minimum number of impressions. The Company 's banner advertising rates will range from $20 to $35 per one thousand impressions.

Manufacturers

The Company's current Web site has products from five fishing lure manufacturers: Hawg Wild Enterprises and Bill's Scented Lures (TM) Luretech, Bait Rigs Tackle Company, Innovative Sport Group and MillSchatz Enterprises. Each manufacturer has signed a 1-year contract with the Company. The Company has provided a separate electronic merchandising (e-commerce) shopping cart for each manufacturer within the E-Bait Web Site. The Company receives a 30% commission from all sales (excluding shipping) on the site.

A & H Industries Inc. is the manufacturer of Bill's Scented Lures (TM), having offices at 27520 County Road A. Spooner Wisconsin, 54801. A & H Industries is an S corporation in the state of Wisconsin. Bill's Scented Lures (TM) manufactures over 160 different pre-rigged plastic scented worms.

Hawg Wild Enterprises Inc. is the manufacture of Hawg Wild Lures and Hot Hooks, its offices are at 800 Wisconsin St. Box 17. Eau Claire Wisconsin, 54703. Hawg Wild is an S corporation in the state of Wisconsin. Hawg Wild Enterprises manufactures: spinner and buzz baits, jigs, and painted fishing hooks. The majority for the products are painted and airbrushed with their patented Power Glow painting process (U.S. Pat No. 5388366).

Bait Rigs Tackle Company, its offices are located at 813 B Stewart St, Madison, Wisconsin, 53713. Bait Rigs Tackle Company designs and manufactures a comprehensive line of jigs, rigs, spoons and components for the Walleye industry. Bait Rig's award winning designs have earned them wide appeal with discriminating Walleye fishermen everywhere.

C & L Holdings LLP DBA, Innovative Sport Group (ISG), its offices are located at E5602 County BB Menomonie, Wisconsin 54751. ISG lurs and tackle are presently designed for the Bass, Musky, and Walleye anglers. ISG is noted for their large line of garlic scented, salted impregnated plastic fishing lures. ISG is E-Baits best selling product line.

MillSchatz Enterprises, Inc is the manufacturer of The Millennium Twist(TM) Fishing System having offices at 2304 S. W. 60th Way, Miramar, Florida 33023. Hawg Wild is an S corporation in the State of Florida. The Millennium Twist(TM) Fishing System is the official hook and weight system for the Crown Royal Fishing Team.

Wab Site Traffic

The Company's Web site traffic continues to grow, in August 2000 the Web site averaged 1910 hits a day.

California Resellers Permit

On September 1, 1999 the company received a California resellers permit.

Source Transaction Electronic Commerce

The Company has integrated a fully functional electronic merchandising e-commerce program into its web site. This allows customers to purchase products directly off the Internet web page.

Distribution Partnerships

The Company intends to develop partnerships with strategic Internet sites to increase the traffic to its Web site categories. The Company is capable of delivering consumers to other companies' Web sites in order to develop additional streams of revenue. Incremental increases in traffic generated from partnership sites will increase the frequency of advertisement impressions on the company's Web site. The Company believes it can significantly increase total advertising revenue from the increased traffic generated by partnered sites.

Web Site Design and Development. The Company has established a shopping e-commerce site where many small independent manufacturers can present and sell any of their products and/or services. Consumers can visit the site and purchase products from a manufacturer via credit and debit card orders. The purchases are placed on-line via a secured transaction. The Company's site will allow the estimated 300 million Internet users world-wide to have continual access to the Company's manufacturers products, 24 hours a day, seven days a week. Additional Web pages will be designed for more manufactures as the Company develops. Management has already begun discussions with a number of manufacturers who have expressed strong interest in being included on the E-Bait Web site. The Company plans to design the site to accommodate up to 20 fishing related manufactures.

World Wide Web Publishing Services. The Company offers a number of Internet publishing services to its manufacturers, including; (i) Web graphic design,
(ii) User interface design, (iii) Content creation and management, and (iv) Secure financial transactions.

Web Graphic design. The Company's user interface design service focuses on maximizing the ease with which Internet users can navigate through and use a customer's Web site, regardless of the particular Internet software used. Specifically, the Company makes recommendations as to which information should be presented and what types of layouts and information organizations should be used.

User Interface Design. The Company's Web graphic design and content creation and management services assist customers in translating existing text and graphics into HTML (hypertext markup language), an Internet publishing language, or other Internet-compatible protocols. The Company also offers assistance to its customers in developing, planning, and implementing a management process for the customers' publication data and its appearance on the Internet.

Marketing and Sales

The Company attracts consumers to its Web site primarily through Web search engines and Web-based promotions. Promotions can take the form of either advertisements on other targeted Web sites or e-mail directed at selected Internet consumers. This use of e-mail is the Internet version of direct marketing, and the Company feels it shall be proven to be an important method by which the Company may continue to promote its Web site to an increasing number of registered consumers. To a lesser extent, the Company plans to attract new customers through more traditional media, such as print advertisements and spots on drive-time radio.

The Company's in-house sales force will develop and implement its advertising strategies, including identifying strategic accounts and developing presentations and promotional materials. Currently these functions are handled with by the Company officers, the Company intends to employ one person to carry out its sales and marketing activities in 2001. That person will be assigned to all the product industry segments and solicits advertising contracts from companies in those industries and their agencies.

The Company has entered into cross-marketing relationships with 14 other Web sites. By putting click-through banners on other Web sites, traffic generated on one Web site has the ability to move easily to the Company's Web site by simply clicking on the banner. The Company intends to expand its cross-marketing relationships with more Web sites as the opportunities present themselves.

Manufacturing

The Company does not plan to become a manufacturer or producer of any of the services or products of the entities listed on its Web site.

Research and Development

Since its inception, the Company has devoted significant time and some financial resources to research and development activities to develop its current Web site. The company anticipates that a portion of its ongoing operations will continue to include research and development activities due to the rapid technological evolution of Internet-based commerce. Research and development expenditures were less than $1,000 in 1999. There is no assurance that the Company will successfully develop these products or services, or that competitors will not develop products or services sooner or products or services that are superior to the Company's product or service offerings.

Patents, Trademarks and Proprietary Rights

The Company has not filed any patent applications with respect to its business. The Company on August 27, 1999 filed for a Trademark of its Company logo and the words "The Online Tackle Shop", "E-bait" and "www.Ebait.com" the filing serial number is 75/765542. On September 19, 2000 the company was awarded the trademark for E-Bait and design. The Company does not believe that patent application would presently provide a competitive advantage, there is no assurance that in the future patent protection will not be of substantial importance to the Company's business and future prospects.

There is no assurance that a court having jurisdiction over a dispute challenging their validity will not hold patents that may be issued to the Company in the future invalid or unenforceable. Even if patents are upheld and are not challenged, third parties might be able to develop equivalent technologies or products or services without infringing such patents or the Company could be required to expend substantial funds in order to defend its patents.

There is no assurance that any particular aspect of the Company's technology will not be found to infringe the rights of other companies. Other companies may hold or obtain patents on inventions or may otherwise claim proprietary rights to technology useful or necessary to the Company's business. The extent, to which the Company may be required to seek licenses under such proprietary rights of third parties, and the cost or availability of such licenses, cannot be predicted. While it may be necessary or desirable in the future to obtain licenses relating to one or more of its proposed products or relating to current or future technologies, there is no assurance that the Company will be able to do so on commercially reasonable terms, if at all.

There is no assurance that the measures taken by the Company will adequately protect the confidentiality of the Company's proprietary information or that others will not independently develop products, services or technologies that are equivalent or superior to those of the Company. Moreover, the Company may also be subject to litigation to defend against claims of infringement of the rights of others or to determine the scope and validity of the intellectual property rights to others. If competitors of the Company prepare and file applications in the United States that claim trademarks used or registered by the Company, the Company may oppose those applications and be required to participate in proceedings before the United States Patent and Trademark Office to determine priority or rights to the trademark, which could result in substantial costs to the Company. Similarly, actions could be brought by third parties, claiming that the Company's products infringe patents owned by other parties. An adverse outcome could require the Company to license disputed rights from third parties or to cease using such trademarks or infringing products.

Any litigation regarding the Company's proprietary rights could be costly and divert management's attention, result in the loss of certain of the Company's proprietary rights, require the Company to seek licenses from third parties and prevent the Company from selling its products and services, any one of which could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, inasmuch as the Company obtains a substantial portion of its content and all of its products from third parties, its exposure to copyright infringement actions may increase because the Company must rely upon such third parties for information as to the origin and ownership of such licensed content or products. The Company generally attempts to obtain representations as to the origins and ownership of such licensed content or products and generally obtains indemnification to cover any breach of any such representations; however, there can be no assurance that such representations will be accurate or that such indemnification will adequately protect the Company.

Competition

The Company does face intense competition in every aspect of its business, including competition for consumers from local "brick and mortar" sport and bait shops. The Company's manufacturers sell lures that are not available in most stores, especially the supper stores like Wal-Mart and Sportsmart. The business of using the Internet as a medium is currently experiencing explosive growth and is characterized by extremely rapid technological developments, rapid changes in consumer habits and preferences, massive infusions of capital, and the emergence of a large number of new and established companies with aspirations to control as much of the Web products distribution process as possible. A relatively small number of these companies, including America On Line and Yahoo, currently control primary or secondary access of significant percentages of all Internet consumers and, therefore, have a competitive advantage in marketing to those consumers. Other large and established companies, such as local and long distance telephone companies, cable companies, satellite programming providers, and others, have established relationships with large customer bases and are rapidly expanding into the provision of Internet services. Although the Company does not believe that any of these companies have financial, technological, promotional and other resources that are much greater than those available to the Company. Most of the larger competitors could purchase technology to provide services directly competitive with the Company.

The Company competes with (i) other Web sites and Internet broadcasters to acquire and provide Fishing related products and/or services to attract consumers, (ii) online services, other Web site operators and advertising networks, as well as traditional media such as television, radio and print, for a share of advertisers' total advertising budgets, (iii) local radio, and television stations and national radio and television networks for sales of advertising spots, (iv) other Web site operators engaged in e-commerce, and (v) specialty fishing related product/service wholesalers and retail stores.

Competition among Web sites that sell fishing and fishing related products to consumer products is intense and is expected to increase significantly in the future. The Company competes against a variety of businesses that sell similar products through one or more media, such as print, radio, television, cable television and the Internet. Traditional fishing lure or fishing related companies that have not established a significant presence on the Internet may expend resources to establish such a presence in the future. The Company competes generally with other fishing related interests for the time and attention of consumers and for advertising revenues. To compete successfully, the Company must contract to obtain and then provide over the Web sufficiently compelling and popular fishing products to attract consumers and support advertising intended to reach such consumers. The Company believes that the principal competitive factors in attracting Internet consumers include the quality of products offered and the relevance, timeliness, depth and breadth of content and services offered. The Company also competes for the time and attention of Internet consumers with thousands of Web sites operated by businesses and other organizations and individuals. The Company expects competition to intensify, and the number of competitors to increase significantly in the future. In addition, as the Company expands the scope of its products and services, it will compete directly with a greater number of Web sites and other fishing related companies. Because the operations and strategic plans of existing and future competitors are undergoing rapid changes, it is extremely difficult for the Company to anticipate which companies are likely to offer competitive products or services in the future.

The Company also competes with online services, other Web site operators and advertising networks, as well as traditional media, such as television, radio and print, for a share of advertisers' total advertising budgets. The Company believes that the principal competitive factors for attracting advertisers include the number of consumers accessing the Company's Web site, the demographics of the Company's consumers, the Company's ability to deliver focused advertising and interactivity through its Web site, and the overall effectiveness and value of advertising offered by the Company. There is intense competition for the same advertising on high-traffic Web sites, which has resulted in a wide range of rates quoted by different vendors for a variety of advertising services, making it difficult to project levels of Internet advertising that will be realized generally or by any specific company. Any competition for advertisers among present or future Web sites, as well as competition with other traditional media for advertising placements, results in significant price competition. The Company believes that the number of companies selling advertising and the available inventory of advertising space have recently increased pricing pressure for the sale of advertisements. Reduction of the Company's Web advertising revenues would have a material adverse effect on the Company's business results of operations and financial condition. There is no assurance that the Company will be able to compete in its chosen market.

Government Regulation

Although there are currently few laws and regulations directly applicable to the Internet, it is likely that new laws and regulations will be adopted in the United States, and elsewhere, covering issues like copyrights, privacy, pricing, sales taxes and characteristics and quality of Internet services. It is possible that governments will enact legislation that may be applicable to the Company in areas such as content, network security, encryption and the use of key escrow, data and privacy protection, electronic authentication or "digital" signatures, illegal and harmful content, account charges and retransmission activities. Moreover, the applicability to the Internet of existing laws governing such issues such as property ownership, content, taxation, defamation and personal privacy and commercialization of the Internet is presently uncertain and, as a result, do not expressly contemplate or address the unique issues of the Internet and related technologies. As such, export or import restrictions, new legislation or governmental enforcement of existing regulations may limit the growth of the Internet, increase the Company's cost of doing business, or increase the Company's legal exposure, which could have a material adverse effect on the Company's business, financial condition and results of operations.

By distributing products over the Internet, the Company faces potential liability claims based on the nature and content of the material that it distributes, including claims for defamation, negligence, copyright, patent or trademark infringement, which claims have been brought, and sometimes successfully litigated, against Internet companies. The Company's general liability not covered by insurance or in excess of insurance coverage could have a material adverse effect on the Company's business, results of operations and financial condition.

Plan of Operations

The Company has formulated a plan of operations for the next twelve months as detailed below. The Company intends to use the net proceeds of its Internet sales and credit line, if and when established, to increase web content, add more manufacturers, start Web site advertising and promotions.

In the Company's opinion, proceeds from possible future equity funding and loans will satisfy its cash requirements for the next twelve months. The Company has financed its operations since inception from the sale of equity. During the next six months certain funds will need to be raised. The Company has no engineering, management or similar report that has been prepared or provided for external use by the issuer or underwriter.

By the end of fiscal 2001, the Company plans to have successfully introduced its product and service lines on the Internet and eliminated any technical complications concerning its Web Site. In order to implement the strategic plan and meet the Company's anticipated working capital needs, the Company estimates that it will require $100,000 in capital.

Despite low cash reserves, additional funds may be required in order to proceed with the business plan outlined above. These funds would be raised through additional private placements or other financial arrangements including debt or equity. There is no assurance that such additional financing will be available when required in order to proceed with the business plan or that the Company's ability to respond to competition or changes in the market place or to exploit opportunities will not be limited by lack of available capital financing. If the Company is unsuccessful in securing the additional capital needed to continue operations within the time required, the Company will not be in a position to continue operations and the stockholders may lose their entire investment.

Employees

As of December 31, 2000, the Company has no full-time employees. Because the Company is in a developmental stage, all company officers' work part-time without compensation. Consultants provide services to the Company in the areas of ongoing Web site support research and development and financial consulting. The Company makes use of additional outside consultants and independent contractors to perform various functions, such as legal matters, programming, engineering, development, and accounting. The Company believes this approach not only allows it to limit expenses, but also provides maximum flexibility to react to a changing Internet business environment. The Company's employees are not represented by a labor union. The Company believes that its employee relations are good.

The Company's executive offices are located at 2279 Segundo Court, Number 4, Pleasanton, California 94588 in an approximately 225 square foot space. This space, which houses all of the Company's current operations, is leased on a month-to-month rental agreement. The monthly base rental payment under the agreement is approximately $200.

The Company expects to have one full-time employee by early 2001. A full-time office manager will be added in the second half of 2001, The office manger's job description will include bookkeeping, as well as accounts receivable and payable.

Legal Proceedings

The Company is not presently a party to any material litigation.

Item 8.  Directors, Executive Officers and Significant Employees

The following information sets forth the names of the officers and directors of the Company, their present positions with the Company and certain biographical information.

Edward McElroy, 47, is currently serving as the President and Chairman of the board. Mr. McElroy has a solid track record of increasing sales and expanding product distribution. He has a strong background encompassing product distribution, merchandising, motivational training and directing of sales teams. As of March 1998, Mr. McElroy is a National Sales Development Manager for Bandag Co. He provides Bandag dealers and their commercial sales forces with training, knowledge, and skills to provide adequate market coverage for Bandag. His mission is to increase profitability, optimize dealer operations and coordinate the development and implementation of comprehensive Annual Business plans for each individual dealer. From 1975 to 1998 Mr. McElroy held several sales and marketing positions for Eastman Kodak Co. During that time period, he managed many large regional and national accounts. He has won numerous company awards for exceeding sales goals. Mr. McElroy is a graduate of University of Illinois with a Bachelor of Science in Business Administration / Marketing and St. Louis University with a Masters of Business Administration.

Tom Farrell, 55, is currently serving as the Vice President and a Member of the Board of Directors. Mr. Farrell will be a great asset to the Company as he has been in the fishing business for the last 18 years. Many local fishermen depend on Tom for current fishing trends and guide services. Mr. Farrell has landed several trophy fish throughout North American waters. Mr. Farrell's relationship with other lure manufacturers is a key to expanding E-Bait's content. Mr. Farrell was the President of A & H Industries Inc. from 1988 to 1999. A & H


Industries Inc. manufactures Bill's Scented Lures(TM). A & H Industries significantly expanded Bill's product line and sales, the company has experienced a 15% annual growth rate while owned by Mr. Farrell. From 1980 to 1994, Mr. Farrell owned and operated the A & H Outpost Bait Shop. From
1975-1980, he was an Insurance Agent for Prudential Insurance. Mr. Farrell is a graduate of Bethany College in Mankato Minnesota.

Mark D. Heverly, 38, is currently serving as the Treasurer, Secretary and a Member of the Board of Directors. Mr. Heverly has extensive experience in developing and managing project operations and expenditures. Fishing since his early childhood, Mr. Heverly is an avid fresh and salt-water fisherman. Mr.
Heverly is primarily an Aircraft Inspector and Process Improvement Team Leader for United Airlines. Mr. Heverly has been with United since 1985. His primary functions as an Inspector include inspecting aircraft for defects and verifying work accomplished on flight safety items. As a Process Improvement Team Leader he facilitates a team of employees that actively identify inefficient maintenance processes. Mr. Heverly and his team reengineer the process, provide a complete financial analysis, and oversee the project implementation. From 1984 to 1985 Mr. Heverly worked for National Airmotive Corp. as a Senior Test Cell
Operator. He installed, tested, and calculated performance analysis on several different turbine engines types. Mr. Heverly is also CEO and President for e-Commerce Inc. e-Commerce is a privately held company that invests in new
Internet related technologies companies. Mr. Heverly is an Honors graduate from Spartan School of Aeronautics in Tulsa Oklahoma.

Item 9.  Remuneration of Directors and Officers

The following table sets forth certain information as to the compensation awarded to the Company's executive officers and directors for the fiscal year ended December 31, 1999 and for the fiscal year which will end on December 31, 2000. No other compensation was paid or will be paid to any such officers other than the cash compensation set forth below.

                      Annual Compensation               Long Term Compensation
                  ----------------------------        --------------------------
                                                         Other        Restricted
                                                        Annual          Stock        Options/     LTIP         All Other
Name              Title        Year   Salary  Bonus  Compensation      Awarded        SARs(#)   payouts($)    Compensation
----              -----        ----   ------  -----  ------------  ----------------- --------  -----------    ------------
Edward McElroy    PRES.,       1999    $0      $0         $0             -0-           -0-         -0-            $0
                  COB

Tom Farrell       VP,          1999    $0      $0         $0             -0-           -0-         -0-            $0
                  Director

Mark D. Heverly   TRES.,       1999    $0      $0         $0             -0-           -0-         -0-            $0
                  SEC.,
                  Director

There is no plan to pay any sort of compensation to the executive officers and directors for services in fiscal 1999 or 2000.

                                       13


Item 10. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of Dec 1, 1999, the beneficial ownership of the Company's Common Stock by each person known by the Company to beneficially own more than five percent of the Company's Common Stock, including options, outstanding as of such date and by the officers and directors of the Company as a group. Except as otherwise indicated, all shares are owned directly.


--------------------------------------------------------------------------------
(1)                (2)                            (3)                    (4)
                    Name and address of            Amount and Nature
Title of Class      beneficial owner               of beneficial owner   Percent
--------------------------------------------------------------------------------


Common Stock        Mark D. Heverly                2,762,000              92.0%
                    2279 Segundo Ct. #4            Restricted
                    Pleasanton, California 94588

Item 11. Interest of Management and Others in Certain Transactions


The Company has retained the services of Entrepreneur Investments, LLC (EILLC), a private investment banking firm that specializes in assisting select companies with equity investment. EILLC provides guidance and consultation to the Company, primarily in the areas of preparing the private placement offering memorandum, corporate finance and public market development. The Company has paid a cash fee of $20,000 as compensation for services to be rendered by EILLC.

Item 12. Securities Being Offered

No sale of securities is authorized by this filing. The common stock of the Company is being registered under Section 12(b) of the Securities Exchange Act of 1934.

The Company has 50,000,000 common shares authorized. Each share of Common Stock is entitled to share pro rata in dividends and distributions with respect to the Common Stock when, as and if declared by the Board of Directors from funds legally available for any of the Company's securities. Upon dissolution, liquidation or winding up of the Company, the assets will be divided pro rata on a share-for-share basis among holders of the shares of Common Stock after-any required distribution to the holders of the preferred stock. All shares of Common Stock outstanding are fully paid and non-assessable and the shares will, when issued upon payment therefore as contemplated hereby, be fully paid and non-assessable.

Each holder of Common Stock is entitled to one vote per share with respect to all matters that are required by law to be submitted to shareholders. As a California corporation under section 2115 of the California Corporations Code, the Company's shareholders are entitled to cumulative voting in the election of directors. The Company has no shares reserved for its directors and consultants under a stock option plan.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters

There is currently no public market for the Company's stock. The Company has never paid dividends. At present, the Company does not anticipate paying any dividends on its Common Stock in the foreseeable future and intends to devote any earnings to the development of the Company's business.

Item 2.  Legal Proceedings

There are no legal proceedings pending or threatened against the Company.

Item 3.  Changes In and Disagreements With Accountants

The Company has had no changes in or disagreements with its Accountants since inception.

Item 4.  Recent Sales of Unregistered Securities

On February 4, 1999, the Company commenced an offering, pursuant to Regulation D of the Securities Act of 1933 (the Act), Rule 504, of up to 238,000 shares of its common stock at a price of $0.50 per share. On March 26, 1999, this offering was completed with all shares being sold and issued for a total of $119,000 being received by the Company, consisting of a total of 25 accredited and 26 unaccredited investors. The proceeds from this offering were used for working capital, legal and accounting fees, consulting fees and office equipment.

Item 5.  Indemnification of Directors and Officers

So far as permitted by the California Revised Statutes, the Company's Articles of Incorporation provide that the Company will indemnify its Directors and Officers against expenses and liabilities they may incur and defend, settle or satisfy any civil or criminal action brought against them on account of their being or having been Company Directors or Officers unless, in any such action, they are adjudged to have acted with gross negligence or to have engaged in willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, (collectively, the Acts) may be permitted to directors, officers or controlling persons pursuant to foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Acts and is, therefore, unenforceable.

Part F/S





                                  E-BAIT, INC.
                          (A Development Stage Company)

                          Index to Financial Statements





                                                                           Page
                                                                           ----




Independent auditors' report..............................................  F-2

Balance sheet, December 31, 2000..........................................  F-3

Statements of operations, for the year ended December 31, 2000, from
     February 4, 1999 (inception) through December 31, 1999, and from
     February 4, 1999 (inception) through December 31, 2000...............  F-4

Statement of shareholders' equity, from February 4, 1999 (inception)
     through December 31, 2000............................................  F-5

Statements of cash flows, for the year ended December 31, 2000, from
     February 4, 1999 (inception) through December 31, 1999, and from
     February 4, 1999 (inception) through December 31  2000...............  F-6

Summary of significant accounting policies................................  F-7

Notes to the financial statements.........................................  F-10

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of E-Bait, Inc.


We have audited the balance sheet of E-Bait, Inc. (a development stage company) as of December 31, 2000 and the related statements of operations, shareholders' equity and cash flows for the year ended December 31, 2000, from February 4, 1999 (inception) through December 31, 1999 and from February 4, 1999 (inception) through December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E-Bait, Inc. as of December 31, 2000 and the results of its operations and its cash flows for the year ended December 31, 2000, from February 4, 1999 (inception) through December 31, 1999 and from February 4, 1999 (inception) through December 31, 2000, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in the Summary of Significant Accounting Policies, the Company has a limited operating history and has suffered significant operating losses for the periods from February 4, 1999 (inception) through December 31, 2000, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in the Summary of Significant Accounting Policies. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Cordovano and Harvey, P.C.
Denver, Colorado
January 19, 2001

                                   E-BAIT, INC.
                          (A Development Stage Company)

                                  Balance Sheet

                                December 31, 2000





Assets
Current Assets:
     Cash.........................................................  $   9,293
                                                                    ---------
                                              Total Current Assets      9,293

Equipment, net of accumulated depreciation of $2,766 (Note C).....      4,957
Computer software, net of accumulated amortization of $5,417......      9,583
                                                                    ---------
                                                                    $  23,834
                                                                    =========

Liabilities and Shareholders' Equity
Current Liabilities:
      Accounts payable............................................  $     992
      Accrued liabilities.........................................      1,750
      Other current liabilities...................................        100
                                                                    ---------
                                         Total Current Liabilities      2,842
                                                                    ---------

Shareholders' Equity:
      Common stock, $.001 par value; 50,000,000 shares authorized;
        2,000,000 shares issued and outstanding...................      2,000
      Additional paid-in capital..................................    997,893
      Deficit accumulated during development stage................   (978,902)
                                                                    ---------
                                        Total Shareholders' Equity     20,992
                                                                    ---------
                                                                    $  23,834
                                                                    =========


               See accompanying summary of significant accounting
                 policies and note to the financial statements.



                                           E-BAIT, INC.
                                   (A Development Stage Company)

                                     Statements of Operations




                                                                           February 4, 1999
                                                         For the         (Inception) Through
                                                        Year Ended           December 31,
                                                        December 31,   --------------------------
                                                            2000          1999           2000
                                                        -----------    -----------    -----------
Commission revenue....................................  $       459    $     --       $      --
                                                        -----------    -----------    -----------

Operating Expenses:
     Stockbased compensation:
        Organization costs and services (Note B)......         --          881,000        881,000
     Web site development costs.......................         --           20,000         20,000
     General and administrative.......................       40,733         40,268         81,001
                                                        -----------    -----------    -----------
                              Total Operating Expenses       40,733        941,268        982,001
                                                        -----------    -----------    -----------
                                        Operating Loss      (40,274)      (941,268)      (981,542)
                                                        -----------    -----------    -----------

Interest income (Note B)..............................        1,782            858          2,640
                                                        -----------    -----------    -----------
                          Net Loss Before Income Taxes      (38,492)      (940,410)      (978,902)


Income taxes (Note E).................................         --             --             --
                                                        -----------    -----------    -----------
                                              Net Loss  $   (38,492)   $  (940,410)   $  (978,902)
                                                        ===========    ===========    ===========


Basic loss per common share...........................  $     (0.02)   $     (0.48)
                                                        ===========    ===========

Basic weighted average common shares outstanding......    2,000,000      1,967,545
                                                        ===========    ===========


                        See accompanying summary of significant accounting
                          policies and note to the financial statements.

                                               F-4



                                                            E-BAIT, INC.

                                                    (A Development Stage Company)

                                                  Statement of Shareholders' Equity

                                       February 4, 1999 (inception) through December 31, 2000




                                                                                                       Deficit
                                                                                                     Accumulated
                                                          Common Stock              Additional         During
                                                 -------------------------------      Paid-In        Development
                                                      Shares          Par Value       Capital           Stage            Total
                                                 --------------   --------------  --------------   --------------    --------------

February 4, 1999 (inception)....................          --      $        --     $        --       $        --      $         --

February 9, 1999, shares issued to officer for
   services related to organizing the Company,
   valued at the fair value of the common stock
   ($0.50/share) (Note B).......................     1,762,000            1,762         879,238              --             881,000

April 1, 1999, shares sold in private offering
   at $0.50 per share, net of $107 of offering
   costs (Note D)...............................       238,000              238         118,655              --             118,893

Net loss for the period from February 4, 1999
   (inception) through December 31, 1999........                                                         (940,410)         (940,410)
                                                 --------------   --------------  --------------   --------------    --------------
                      BALANCE, DECEMBER 31, 1999     2,000,000            2,000         997,893          (940,410)           59,483

Net loss for the year ended December 31, 2000...          --               --              --             (38,492)          (38,492)
                                                 --------------   --------------  --------------   --------------    --------------
                      BALANCE, DECEMBER 31, 2000     2,000,000    $       2,000   $     997,893    $     (978,902)   $       20,991
                                                 ==============   ==============  ==============   ==============    ==============


                                         See accompanying summary of significant accounting
                                           policies and note to the financial statements.

                                                                 F-5




                                            E-BAIT, INC.
                                    (A Development Stage Company)

                                      Statements of Cash Flows





                                                                            February 4, 1999
                                                                               (Inception)
                                                             For the             Through
                                                             Year Ended         December 31,
                                                             December 31,-------------------------
                                                                2000         1999          2000
                                                            ----------   ----------     ----------

Cash Flows From Operating Activities:
     Net loss............................................   $  (38,492)  $ (940,410)    $ (978,902)
     Transactions not requiring cash:
        Depreciation and amortization....................        6,987        1,196          8,183
        Stockbased compensation (Note B).................                   881,000        881,000
     Changes in current assets and current liabilities:
        Accrued interest receivable......................          858        ( 858)
        Accounts payable and accrued liabilities.........       (1,150)       3,992          2,842
                                                            ----------   ----------     ----------
Net cash used in operating activities....................      (31,797)     (55,080)       (86,877)
                                                            ----------   ----------     ----------
Cash Flows From Investing Activities:
     Equipment  purchases................................       (2,971)      (4,752)        (7,723)
     Payments for computer software costs................         --        (15,000)       (15,000)
                                                            ----------   ----------     ----------
Net cash used in investing activities....................       (2,971)     (19,752)       (22,723)
                                                            ----------   ----------     ----------
Cash Flows From Financing Activities:
     Proceeds from the sale of common stock..............         --        119,000        119,000
     Payments for offering costs.........................         --           (107)          (107)
     Advances paid to officer (Note B)...................       (9,900)     (20,000)       (29,900)
     Repayment of advances by officer (Note B)...........       27,100        2,800         29,900
                                                            ----------   ----------     ----------
Net cash provided by financing activities................       17,200      101,693        118,893
                                                            ----------   ----------     ----------
                                       Net Change in Cash      (17,568)      26,861          9,293

Cash, beginning of period................................       26,861         --             --
                                                            ----------   ----------     ----------
                                      Cash, End of Period   $    9,293   $   26,861     $    9,293
                                                            ==========   ==========     ==========

Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for:
     Interest............................................   $     --     $     --       $     --
                                                           ===========   ==========     ==========
     Income taxes........................................   $     --     $     --       $     --
                                                           ===========   ==========     ==========


                          See accompanying summary of significant accounting
                           policies and note to the financial statements.

                                                 F-6

                                  E-BAIT, INC.
                          (A Development Stage Company)

                   Summary of Significant Accounting Policies

Development stage company

E-Bait, Inc. (the "Company") is in the development stage in accordance with Financial Accounting Standards Board Statements of Financial Accounting Standards (SFAS) No. 7 "Accounting and Reporting by Development Stage Enterprises".

Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Equipment and depreciation

Equipment is stated at cost and depreciated using the straight-line method over an estimated useful life of three years. Expenditures for repairs and maintenance are charged against operations as incurred. Renewals and betterments that materially extend the life of an asset are capitalized.

Computer software costs and amortization

The Company capitalizes internal and external costs incurred to develop internal-use computer software during the application development stage in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Capitalized web-site development costs are amortized over an estimated life of three years commencing on the date the software is ready for its intended use. The Company commenced amortizing its web-site development costs on December 1, 1999. Amortization expense totaled $5,000, $417 and $5,417, respectively, for the year ended December 31, 2000, February 4, 1999 (inception) through December 31, 1999 and February 4, 1999 (inception) through December 31, 2000.

Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and the tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes.

                                  E-BAIT,INC.
                          (A Development Stage Company)

                   Summary of Significant Accounting Policies

Revenue recognition

Commission revenue from fishing product sales is recorded at the time the goods are shipped by the manufacturer.

Loss per share

The Company reports loss per share using a dual presentation of basic and diluted loss per share. Basic loss per share excludes the impact of common stock equivalents. Diluted loss per share utilizes the average market price per share when applying the treasury stock method in determining common stock equivalents. However, the Company has a simple capital structure for the period presented and, therefore, there is no variance between the basic and diluted loss per share.

Fair value of financial instruments

The Company has determined, based on available market information and appropriate valuation methodologies that the fair values of its financial instruments approximate carrying value. The carrying amounts of receivables, payables and other current liabilities approximate fair value due to the short-term maturity of the instruments.

Year-end

The Company selected December 31 as its accounting and tax year-end.

Stock-based compensation

SFAS No. 123, "Accounting for Stock-Based Compensation" was issued in October 1995. This accounting standard permits the use of either a "fair value based method" or the "intrinsic value method" defined in Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) to account for employee stock-based compensation arrangements.

Companies that elect to use the method provided in APB 25 for employee stock-based compensation are required to disclose pro forma net income and pro forma earnings per share information that would have resulted from the use of the fair value based method. The Company adopted SFAS No. 123 during the period ended December 31, 1999 for non-employee stock-based compensation arrangements; however, the Company has elected to continue to determine the value of stock-based compensation arrangements with employees under the provisions of APB
25. No pro forma disclosures have been included with the accompanying financial statements as there was no pro forma effect to the Company's net loss or loss per share.

                                  E-BAIT, INC.
                          (A Development Stage Company)

                   Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements, the Company is a development stage company with a limited operating history, minimal revenue, and losses of $978,902 for the periods from February 4, 1999 (inception) through December 31, 2000. These factors, among others, may indicate that the Company will be unable to continue as a going concern for reasonable period of time.

The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis and ultimately to attain profitability. The Company's management intends to obtain working capital through operations and to seek additional funding through an equity offering during 2001 to help fund the Company's operations as it expands.

                                  E-BAIT, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

NOTE A:  BACKGROUND

The Company was incorporated under the laws of California on February 4, 1999. The principal activities since inception have been organizational matters, the issuance of shares of its $.001 par value common stock and the completion of E-Commerce Web Site Agreements. The Company was formed to become and Internet retailer of a variety of fishing products. From February 4, 1999 (inception) through December 31, 2000, the Company entered into E-Commerce Web Site Agreements with five manufacturers of fishing tackle products. Under the agreements, the Company provides marketing and database services to the manufacturers via its Internet web site in exchange for a commission totaling 30 percent of all sales made on or from the E-Bait web site, less shipping expenses.

NOTE B:  RELATED PARTY TRANSACTIONS

Stock issuance

On February 9, 1999, the Board of Directors approved the issuance of 1,762,000 shares of the Company's $.001 par value restricted common stock to an officer/director of the Company in exchange for incorporation fees and services related to the organization and stock offering of the Company. The value of the transaction could not be objectively measured as the services were rendered by a related party. The Board of Directors considered contemporaneous equity transactions and other analysis to determine the fair value of the common stock. The Board valued the transaction at $.50 per share based on a contemporaneous private stock offering. The Company has recognized $881,000 of stock-based compensation expense in the accompanying financial statements. These shares are "restricted securities" and may be sold only in compliance with Rule 144 of the Securities Act of 1933, as amended.

Officer advances

On March 27, 1999, the Company advanced an officer $20,000 to develop additional business opportunities for the Company. Any portion of the advance not used for business development purposes was to be repaid to the Company. The advance was secured by a promissory note with interest at 6.5 percent. The officer repaid $17,200 and $2,800 during the year ended December 31, 2000 and the period from February 4, 1999 (inception) through December 31, 1999, respectively. The officer also paid $1,782 in accrued interest related to the advance during the year ended December 31, 2000. Accrued interest receivable on the advance totaled $-0- and $858 as of December 31, 2000 and December 31, 1999, respectively.

On February 24, 2000, the Company advanced the officer an additional $9,900. The officer repaid the $9,900 and related interest of $83 on May 10, 2000. The advance was secured by a promissory note that carried an interest rate of 6.5 percent.

                                  E-BAIT, INC.
                          (A Development Stage Company)

                        Notes to the Financial Statements

Payments on behalf of the Company

During the period ended December 31, 1999, an officer paid general and administrative expenses totaling $6,504 on behalf of the Company of which the Company repaid $6,012.

During the year ended December 31, 2000, an officer paid general and administrative expenses totaling $2,733 on behalf of the Company of which the Company repaid $3,225 (including the $492 balance payable at December 31, 1999).

NOTE C:  EQUIPMENT

Equipment consisted of the following at December 31, 2000:

              Computer equipment.......................$  6,437
              Office equipment.........................   1,286
                                                       --------
                                                          7,723
              Less accumulated depreciation............  (2,766)
                                                       --------
                                                       $  4,957
                                                       ========

Depreciation expense totaled $1,987, $779 and $2,766 for the year ended December 31, 2000, from February 4, 1999 (inception) through December 31, 1999, and from February 4, 1999 (inception) through December 31, 2000, respectively.

NOTE D:  SHAREHOLDERS' EQUITY

During the period ended December 31, 1999, the Company offered for sale 238,000 shares of its $.001 par value common stock at $.50 per share pursuant to an exemption from registration under Rule 504 of Regulation D of the Securities Act of 1933, as amended. The Company conducted the private offering through its executive officers and directors and sold all 238,000 shares for net proceeds of $118,893, after deducting offering costs of $107.

                                  E-BAIT, INC.
                          (A Development Stage Company)

                        Notes to the Financial Statements

NOTE E:  INCOME TAXES

A reconciliation of the U.S. statutory federal income tax rate to the effective rate is as follows:

                                                        December 31,
                                                 ------------------------
                                                   2000             1999
                                                 -------          -------

     U.S. fedreal statutory graded rate.....      15.00%           15.75%
     State income tax rate
       Net of fedreal benefit...............       7.51%            7.45%
     Stock-based compensation...............       0.00%          -21.72%
     Permanent differences..................      -0.11%           -0.01%
     Net operating loss for which no tax
       benefit is currently available.......     -22.40%           -1.47%
                                                 -------          -------
                                                   0.00%            0.00%
                                                 =======          =======


At December 31, 2000, deferred taxes consisted of a net tax asset of $22,378, due to operating loss carryforwards of $97,597, which was fully allowed for, in the valuation allowance of $22,378. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The change in the valuation allowance for the year ended December 31, 2000 and from February 4, 1999 (inception) through December 31, 1999 was $8,626 and $13,752, respectively. Net operating loss carryforwards will expire in 2020.

The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax asset is no longer impaired and the allowance is no longer required.

                                    PART III

Exhibits

Item 1.  Index to Exhibits

         Exhibit 3
                  3a.            Articles
                  3b.            Bylaws
         Exhibit 23
                  23a.           Consent of Accountant
                  23b.           Consent of Attorney
         Exhibit 99
                  99a.           Private Placement Memorandum dated February 4,
                                 1999


Item 2.  Description of Exhibits

As listed in the above Index, the appropriate exhibits are being filed. The additional exhibits are marked and filed. The issuer is not a Canadian issuer and is not filing a written consent and power of attorney.

                                   SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pleasanton, State of California on November 7, 2000.

                                               E-BAIT, INC.



                                               By:  /s/  Mark D Heverly
                                               ---------------------------------
                                                         Mark D Heverly,
                                                         Treasure & Secretary